October 1, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

CM Life Sciences III Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 25, 2021

File No. 333-259054

Ladies and Gentlemen:

On behalf of our client, CM Life Sciences III Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement initially filed on August 25, 2021 (the “Registration Statement”), contained in the Staff’s Letter dated September 22, 2021.

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 as filed.

Amendment No. 1 to the Registration Statement on Form S-4 Filed August 25, 2021

Cover Page

1.	Please include on the inside front cover page the information set forth in Item 2 of Form S-4.

Response: The Company has revised the inside front cover of Amendment No. 1 to address the Staff’s comments.

Following the Business Combination, will the Company’s securities continue to trade on a stock exchange?, page 14

2.	Given that the Nasdaq listing condition is waivable, please revise to disclose that shareholders will have certainty at the time they vote regarding whether the post-combination company’s common stock and warrants will be listed on a national securities exchange following the business combination. Also, revise the risk factor on page 116 to reflect that the Nasdaq listing condition may be waived.

Response: The Company has revised the disclosure on page 14 and the risk factor beginning on page 116 of Amendment No. 1 to address the Staff’s comments.

Can the Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?, page 24

3.	We note that certain of the Initial Stakeholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company has revised the disclosure on page 24 of Amendment No. 1 to address the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 51

4.	We note your reliance upon the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. However, it is unclear whether this safe harbor is available for forward-looking statements made in connection with a SPAC merger. Therefore, please qualify your assertion with a statement indicating that there is uncertainty as to the availability of the safe harbor in connection with a SPAC merger.

Response: The Company has revised the disclosure on page 51 of Amendment No. 1 to address the Staff’s comment.

Risk Factors

Mr. Casdin, our chief executive officer and one of our directors, and his affiliates have interests in and relationships with EQRx..., page 119

5.	Please disclose the approximate dollar value of Mr. Casdin’s interest in the target based on the transaction value and recent trading prices, as compared to the price paid. Please also highlight this information in your Questions and Answers and/or Summary discussion.

Response: The Company has revised the disclosure on pages 22, and 39 and the risk factor on page 120 of Amendment No. 1 to address the Staff’s comment.

Background of the Business Combination, page 187

6.	We note your disclosure on page 188 that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, the reasons they were not pursued, and whether you entered into discussions with any of the other five potential target companies.

Response: The Company has revised the disclosure beginning on page 187 of Amendment No. 1 to address the Staff’s comment.

7.	Please provide further detail on how you initially selected Company A, the potential terms discussed with Company A, the progress of those discussions, and the factors and discussions surrounding the decision to cease discussions with Company A. We also note that there is an overlap of CMLS III’s discussions with Company A and EQRx between April 26, 2021, when Mr. Casdin requested an updated EQRx corporate presentation from Mr. Borisy, and May 27, 2021, when discussions with Company A ceased and when Mr. Casdin discussed a business combination with Mr. Borisy. Please discuss the overlap of these discussions, including when the CMLS III Board became aware of Mr. Casdin’s discussions, the considerations the Board evaluated regarding Mr. Casdin’s role as an interested party, and why EQRx was a more attractive target acquisition as compared to Company A.

Response: The Company has revised the disclosure beginning on page 187 of Amendment No. 1 to address the Staff’s comment.

8.	We note that the initial LOI included the following terms: “(i) that Mr. Casdin and one member from Softbank would join the board of directors of the combined public company, with up to two additional directors to be agreed upon between the chief executive officers of CMLS III and EQRx; (ii) the pre-money equity value of EQRx of$4 billion (including a $500 million earn-out based on post-closing share price performance); and (iii) at least $1 billion would be raised via a combination of a private investment in public equity and forward purchase agreements.” Please describe the basis for the initial valuation and how you came to it.

Response: The Company has revised the disclosure beginning on page 188 of Amendment No. 1 to address the Staff’s comment.

9.	Please reconcile the pre-money equity values of EQRx described in this section with the $3.65 billion in aggregate consideration to be paid in the transaction.

Response: The Company has revised the disclosure on page 189 of Amendment No. 1 to address the Staff’s comment.

Opinion of Financial Advisor to CMLS III, page 199

10.	Please clarify the criteria on which the companies identified in this section were selected and whether any companies that also satisfied those criteria were omitted from the analysis. Please also provide similar disclosure regarding the companies selected for the Selected Precedent Transactions analysis.

Response: The Company has revised the disclosure on page 199 of Amendment No. 1 to address the Staff’s comment. In addition, we supplementally advise the Staff that Houlihan Lokey identified a sufficient number of companies with publicly traded equity securities and transactions involving target companies that Houlihan Lokey deemed relevant for purposes of its analyses but may not have identified all potentially relevant companies and as a consequence may not have included all relevant companies.

11.	Please clarify whether the analyses considered the possibility that the EQRx product candidates do not successfully complete clinical trials. If the analysis did not consider this possibility, please explain why.

Response: We supplementally advise the Staff that by including a number of companies and transactions involving target companies with product candidates that had not successfully completed clinical trials, the analyses took into account the possibility that the EQRx product candidates would not successfully complete clinical trials.

Certain EQRx Projected Financial Information, page 201

12.	Please revise to discuss all material assumptions used to develop the projections, including which product candidates obtain regulatory approval, the markets in which you received regulatory approval, the dates the respective products receive regulatory approval in each market, when these products become commercially available, and any assumptions about competition and related cost of sales and net income for 2026 and 2028. Additionally, discuss the possible impact if your assumptions are incorrect, and identify the probabilities assigned to management’s assumptions. To the extent your projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted.

Response: The Company has revised the disclosure on page 203 of Amendment No. 1 to address the Staff’s comment.

EQRx’s Business, page 251

13.	Please provide the basis for the statement that your focus on validated targets will result in success rates ranging from five to seven out of every ten clinical candidates. Please provide similar support for the statement in the founders’ letter regarding the improved success rate for your product candidates being something closer to three or five out of ten.

Response: The Company has revised the disclosure on pages 258 and 264 of Amendment No. 1 to address the Staff’s comment.

The EQRx business opportunity, page 259

14.	Please the balance your discussion in this section and throughout the prospectus where appropriate with prominent disclosure that you have no products approved for commercial sale and have not generated any revenue to date and that your pricing model is untested in the pharmaceutical industry. Please also disclose that there can be no assurance that your pricing model will achieve market acceptance or be able to compete effectively with existing models or models introduced in the future.

Response: The Company has revised the disclosure on pages 31, 263 and 285 of Amendment No. 1 to address the Staff’s comment.

15.	We note your statement regarding the global drug spend in 2021 is estimated to be approximately $1 trillion. Please balance this disclosure and the figure on page 260 with the size of the markets for the product candidates you are currently developing.

Response: The Company has revised the disclosure on page 261 of Amendment No. 1 to address the Staff’s comment.

Time for something new – time for “New Pharma”, page 260

16.	Please delete the statement that your programs have the potential to be equivalent or superior to other therapies in their class as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs. Please revise similar statements that your products are equally as good or better.

Response: The Company has revised the disclosure on pages 262, 263, 272 and 319 of Amendment No. 1 to address the Staff’s comment.

Business model innovation in other industries, page 265

17.	We note your comparison to other industries. Please balance the disclosure in this section with the fact that your business model is untested in the pharmaceutical industry, and that there can be no assurance that your business model will achieve market acceptance or be able to compete effectively in the pharmaceutical industry.

Response: The Company has revised the disclosure on pages 263 and 267 of Amendment No. 1 to address the Staff’s comment.

Building a catalog of affordable medicines, page 270

18.	We note your projection that Aumolertinib (EQ143) and Sugemalimab (EQ165, also known as CS1001) are targeting an expected $40 billion drug spend in 2026 and that Sugemalimab is expected to see an incremental $20 billion in drug spend in 2026 beyond your initial indications. Please provide additional information regarding your basis and the underlying assumptions of these projections.

Response: The Company has revised the disclosure on page 273 of Amendment No. 1 to address the Staff’s comment.

19.	We note that you include multiple undisclosed programs in the Pre-Clinical and Drug Engineering columns of your pipeline table. To the extent that these programs are material, please identify the undisclosed product candidates in the pipeline table. If they are not material, please remove them. Please also revise the pipeline table to include columns for Phase 1, 2, and 3 clinical trials and indicate the phase of development for aumolertinib, sugemalimab, lerociclib, EQ176 and EQ121. Please also disclose whether you have INDs for each of these product candidates.

Response: The Company has revised the disclosure on page 273 of Amendment No. 1 to address the Staff’s comment.

Additional information on our pipeline programs, page 276

20.	You make numerous references to the safety and efficacy of EQRx’s products throughout the disclosure. Efficacy and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise any statements referencing safety and efficacy as appropriate.

Response: The Company has revised the disclosure on pages 279, 280 and 281 of Amendment No. 1 to address the Staff’s comment.

21.	We note your discussions of multiple clinical trials, including those testing Aumolertinib (EQ143), Sugemalimab (EQ165), Lerociclib (EQ132), EQ176, and EQ121. Please expand your discussions of each of these clinical trials, to include:
•	The primary and secondary endpoints of the trial;
•	Whether or not the data from the trial was found to be statistically significant (including the P-value); and
•	Whether any SAEs or AEs have occurred that are linked to treatment (and the nature and amount of any such SAEs or AEs).

Response: The Company has revised the disclosure on pages 279-285 of Amendment No. 1 to address the Staff’s comment.

Intellectual Property, page 287

22.	We note in your Patent Portfolio section that your Aumolertinib (EQ143), Sugemalimab (EQ165), Lerociclib, EQ176, and EQ121 patent families also include cases that are pending and granted in other major jurisdictions. Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending and also include the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction.

Response: The Company has revised the disclosure on pages 290-292 of Amendment No. 1 to address the Staff’s comment.

Beneficial Ownership of the Securities, page 381

23.	We note that your disclosed potential ownership interest does not take into account (a) the Public Warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter, (b) the Earn-Out Shares, (c) the issuance of any share upon completion of the Business Combination under the 2021 Incentive Plan or the ESPP, or (d) the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company has revised the disclosure on pages 384-389 of Amendment No. 1 to address the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 391

24.	Please have counsel provide a tax opinion addressing the tax consequences to U.S. holders of CMLS III Class A common stock who exercise redemption rights and who hold shares at the time of the Business Combination. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on page 208 of Amendment No. 1 to address the Staff’s comment. Additionally, we have provided Exhibit 8.1 from White & Case LLP.

Exhibits

25.	Please file the licensing and collaboration agreements with Hansoh and the drug engineering collaboration agreements with Exscientia, AbCellera, and Relay Therapeutics as exhibits to the registration statement or explain the basis for your determination that they are not required to be filed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed as exhibits to Amendment No. 1 all contracts that are “material contracts” for purposes of Item 601(b)(10)(ii) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (emphasis added)

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent (emphasis added), as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent (emphasis added);

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that both in-license agreements for product candidates and collaboration and development agreements are contracts that ordinarily accompany the kind of business conducted by the Company and its subsidiaries. Accordingly, such ordinary course agreements need not be filed as exhibits unless they are contracts upon which its business is substantially dependent.

As discussed in Amendment No. 1, EQRx has assembled a catalog of 10 drug programs, and intends to scale to more than 20 programs in 2022, and then to over 50 programs by the latter half of this decade. While EQRx is currently substantially dependent on its two in-licensed pre-registrational assets (aumolertinib and sugemalimab), it may not be so in the future. Further, if EQRx is not able to obtain regulatory approvals for such assets, or in-licenses other assets that become its first commercialized and approved drugs, it may become substantially dependent on such other agreements. Importantly, if EQRx is able to grow its catalog as planned, and receive marketing approval and successfully commercial launch other candidates from its pipeline, EQRx will not be substantially dependent on any one in-license agreement. For this reason, the Company has filed only the license agreements with CStone and Hansoh as exhibits (10.18 and 10.19, respectively), to Amendment No. 1, as those two in-licenses are the only two agreements upon which its business is substantially dependent, today. The Company respectfully advises the Staff that due to a scrivener’s error, Exhibit 10.19 in the initial filing erroneously referenced the Company’s in-license with G1 Therapeutics rather than Hansoh, which in-license from G1 Therapeutics is not a material agreement within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

As for its ordinary course agreements with Exscientia, AbCellera and Relay Therapeutics, the Company respectfully advises the Staff that the financial commitments under such agreements (see Note 9 to EQRx’s unaudited interim consolidated financials included in Amendment No. 1) are immaterial in amount and significance. Moreover, EQRx is not substantially dependent on any of these drug engineering collaboration agreements. As discussed in Amendment No. 1, EQRx’s expected growth is anticipated to come from multiple sources: in-licensing, drug engineering collaborations and partnerships that will develop combination therapies using EQRx’s drugs and drug candidates. While the Company determined to disclose the existence of these arrangements in Amendment No. 1 in order to provide investors with meaningful information about how EQRx is executing on its strategy and plans, such agreements are not and may never be “material contracts” within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

* * *

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Matthew Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences III, Inc.

Brian Emes, Chief Financial Officer and Secretary, CM Life Sciences III, Inc.

Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White & Case LLP

William D. Collins, Marianne C. Sarrazin, Kingsley L. Taft, Mitchell S Bloom, Goodwin Procter LLP